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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 25 2011
211
SEC MAIL PROCESSING SECTION
WASH, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUFF & PHELPS SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive Suite 4200
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK PUZZUOLI 212-871-6777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/2

KW 3/11

OATH OR AFFIRMATION

I, Jacob Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duff & Phelps Securities, LLC (the Company), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

EDWARD S. FORMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FO6125299
Qualified in New York County
My Commission Expires April 11, 2013

Notary Public

Signature

Chief Financial Officer/FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Financial Statements and Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Member
Duff & Phelps Securities, LLC:

We have audited the accompanying statement of financial condition of Duff & Phelps Securities, LLC (a wholly owned subsidiary of Duff & Phelps, LLC) as of December 31, 2010, and the related statement of operations, changes in member's capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duff & Phelps Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2011
New York, New York

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Financial Position

December 31, 2010

Assets		
Cash	$	15,394,953
Accounts receivable		52,193
Total assets	$	15,447,146
Liabilities and Member's Capital		
Deferred revenue	$	370,847
Payable to Parent Company		5,221,407
Total liabilities		5,592,254
Member's capital		9,854,892
Total liabilities and member's capital	$	15,447,146

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Operations

Year ended December 31, 2010

Revenue:		
Advisory fees	$	25,233,032
Expenses:		
Allocated expenses from Parent Company		(21,922,227)
Net income	$	3,310,805

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2010

		Member's investment	Undistributed earnings	Total member's capital
Balance as of December 31, 2009	$	1,140,502	5,403,585	6,544,087
Net income		—	3,310,805	3,310,805
Balance as of December 31, 2010	$	1,140,502	8,714,390	9,854,892

See accompanying notes to financial statements.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	3,310,805
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(52,193)
Decrease in deferred revenue		(407,639)
Increase in payable to Parent Company		4,230,140
Net cash provided by operating activities		7,081,113
Net increase in cash		7,081,113
Cash at beginning of year		8,313,840
Cash at end of year	$	15,394,953

See accompanying notes to financial statements.

(1) Nature of Business and Ownership

Duff & Phelps Securities, LLC (the Company) is a Delaware limited liability company formed on June 24, 1997. The term of the LLC is fifty years, expiring on July 1, 2047. The Company is registered as a broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Its customers are located throughout the United States. The Company is a wholly owned subsidiary of Duff & Phelps, LLC (the Parent Company or Member.)

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly is exempt from the remaining provisions of that Rule. The Company carries no margin accounts and does not otherwise hold funds or securities for customers. Accordingly, the Company has not executed any transactions on behalf of its customers during the year ended December 31, 2010. The Company performs private placement of debt and equity securities and merger and acquisition and financial advisory services.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

(b) Revenue and Expense Recognition

The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on private placement and merger and acquisition advisory transactions. Client prepayments and retainers are classified as deferred revenue and recognized ratably over the period in which the related service is rendered. Monthly advisory fees are recognized when earned and payment is reasonably assured. Expenses reimbursed by clients are recorded as revenue when reimbursement is received from the client. The related expenses are recognized when an obligation is incurred.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental, and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances

warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the financial statements.

(d) Personal Assets and Liabilities

The financial statements of the Company do not include the assets and liabilities of the Member, including its obligation for income taxes on its distributive shares of the net income of the Company or its rights to tax refunds on its share of the Company's net loss, nor any provision for income tax expenses or benefits.

(e) Furniture, Fixtures, and Equipment

The Company has recorded allocated expenses that cover use of office space, furniture, and equipment and, therefore, these items are carried on the books of the Parent Company.

(f) Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal or state income tax provision is required in the Company's financial statements.

(g) Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

(h) Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(3) Allocation of Expenses from Parent Company

The Parent Company is the sole member of the Company. The Company entered into an agreement to pay the Parent Company its allocable share of expenses and costs incurred by the Parent Company. The nature of the allocation is based on the headcount of the Company, whereby shared management expenses, as outlined in the agreement, are recognized on the books of the Company. These expenses are paid by the Parent Company and are deemed to be consumed by the broad Duff & Phelps organization. These expenses include, but are not limited to, shared services, such as legal expenses, recruiting, training, and marketing. The agreement is in accordance with FINRA Notes to Members Number 03-63 and provides an expense allocation methodology and an agreement from the Member that the Company shall have net capital greater than 125% of the minimum net capital required.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(4) Net Capital Requirements

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $9,802,699 at December 31, 2010 which is $9,454,605 in excess of its net capital requirement of $348,094. Aggregate indebtedness was $5,221,407 at December 31, 2010.

(5) Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

Schedule I

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2010

Aggregate indebtedness	$	5,221,407
Net capital:		
Member's capital	$	9,854,892
Deductions		(52,193)
Net capital		9,802,699
Less minimum required capital		(348,094)
Excess net capital	$	9,454,605
Percentage of aggregate indebtedness to net capital		53.3%

There is not a material difference between the Company's computations of aggregate indebtedness and net capital as first reported by the Company on January 26, 2011 in Part II A on Form X-17A-5, as of December 31, 2010, as amended and filed on February 23, 2011.

See accompanying report of independent registered public accounting firm.

DUFF & PHELPS SECURITIES, LLC
(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2010 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for the exemption appearing in paragraph (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III

DUFF & PHELPS SECURITIES, LLC

(A Wholly Owned Subsidiary of Duff & Phelps, LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying report of independent registered public accounting firm.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Member
Duff & Phelps Securities, LLC:

In planning and performing our audit of the financial statements of Duff & Phelps Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2011
New York, New York

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Member of
Duff & Phelps Securities, LLC.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Duff & Phelps Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries where applicable, noting no differences;
2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers or to checks or wire transfer receipts where applicable, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047558 FINRA DEC
DUFF & PHELPS SECURITIES LLC 10*10
ATTN: CATHERINE MAKSTENIEKS
311 S WACKER DR STE 4200
CHICAGO IL 60606-6622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 63,082.58

B. Less payment made with SIPC-6 filed (exclude interest) (—)

N/A
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 63,082.58

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63,082.58

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DUFF & PHELPS SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

CHIEF FINANCIAL OFFICER/FINOP
(Title)

Dated the 23RD day of FEBRUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DUFF & PHELPS

Bank of America
2-3/710

Check Date	Number
02/22/2011	34463

Duff & Phelps, LLC
300 Headquarters Plaza, East Tower 12th Floor
Morristown, NJ 07960

PAY *Sixty Three Thousand Eighty Two and 58/100 Dollars*

Amount
$ ****63,082.58

PAY TO THE ORDER OF

SECURITIES INV PROTECTION CORP
PO BOX 92185
WASHINGTON DC 20090-2185
(100132809)

⑈000344463⑈ ⑆071000039⑆ 86665⑈08656⑈